UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

NUO THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

67059V100
(CUSIP Number)

Xiaochun Xu, PhD, MBA 2453 S. Archer Ave. Suite B Chicago, IL 60616 Tel: (312) 678-8198
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2017
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059V100	13D	Page 2 of 6

1.	Name of Reporting Persons
Boyalife Investment Fund I, Inc.
2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization
Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 6,650,000(1)

	8.	Shared Voting Power – 0

	9.	Sole Dispositive Power – 6,650,000(1)

	10.	Shared Dispositive Power – 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,650,000 (1)
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11)
27.2% (2)
14.	Type of Reporting Person (See Instructions)
CO

(1) Includes warrants to purchase 1,750,000 shares of Common Stock.

(2) Calculated based on 22,727,112 shares of Common Stock outstanding based on information provided by the Issuer and 1,750,000 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 67059V100	13D	Page 3 of 6

EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13D amends and restates in its entirety the Schedule 13D filed by the Reporting Person with respect to Nuo Therapeutics, Inc. on September 1, 2016 (the “Schedule 13D”).

ITEM 1.	Security of the Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Nuo Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 207A Perry Parkway, Suite 1, Gaithersburg, MD 20877.

ITEM 2.	Identity and Background.

(a-f) Boyalife Investment Fund I, Inc., the Reporting Person, is an Illinois corporation whose principal business and principal office is located at 1133 S. Wabash Ave., Suite CI, Chicago, Illinois 60605. The Reporting Person’s principal business is investing in the pharmaceutical and healthcare industries. The sole executive officer and director of the Reporting Person is:

Name	Business Address	Principal Occupation	Location of Principal Occupation	Citizenship
Xiaochun Xu	2453 S. Archer Ave. Suite B, Chicago, IL 60616	President of Boyalife Group, Inc.	1133 S. Wabash Ave, Suite C1 Chicago, IL 60605	China

All of the outstanding shares of the Reporting Person are owned by Boyalife Group, Inc. (“Boyalife Group”). Boyalife Group, an Illinois corporation, is located at 1133 S. Wabash Ave. Suite C1, Chicago, IL 60605. Boyalife Group’s principal business is pharmaceutics and healthcare. The sole owner, executive officer and director of Boyalife Group is Xiaochun Xu.

Neither the Reporting Person, Boyalife Group nor Xiaochun Xu has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3.	Source and Amount of Funds or Other Consideration.

On May 5, 2016 the Reporting Person acquired through a private placement in connection with the Issuer’s plan of reorganization (the “Plan of Reorganization”) 1,750,000 shares of Common Stock for a purchase price of $ 1.00 per share, along with warrants to acquire 1,750,000 shares of Common Stock (the “2016 Private Placement”). The Reporting Person did not pay additional consideration for the warrants. The source of funds for the purchase was working capital of the Reporting Person.

On September 11, 2017, the Reporting Person acquired 3,150,000 shares of Common Stock for a purchase price of $0.2222 per share upon the Issuer calling Backstop Commitments (as defined below) that certain investors, including the Reporting Person, entered into in connection with the 2016 Private Placement. The source of funds for the purchase was working capital of the Reporting Person.

ITEM 4.	Purpose of Transaction.

The information set forth in Item 3 hereof is incorporated herein by reference.

The Plan of Reorganization contemplated that, prior to the effective date of such plan (which would occur no later than May 5, 2016), the Issuer would seek to raise not less than $10,500,000 in funding (of which $3,000,000 could be in the form of backstop irrevocable capital call commitments from creditworthy obligors (the “Backstop Commitments”)) through a private placement of common stock of the reorganized Issuer (in such event, a “Successful Capital Raise”). The Issuer having met the conditions contemplated for the Successful Capital Raise, the Plan of Reorganization became effective.

In accordance with the Plan of Reorganization, as of May 5, 2016, the Issuer issued an aggregate of 7,500,000 shares of Common Stock to certain investors (the “Recapitalization Investors”), including the Reporting Person, in the 2016 Private Placement. As part of the 2016 Private Placement, the Issuer also issued warrants to purchase an aggregate of 6,180,000 shares of Common Stock to certain of the Recapitalization Investors including the Reporting Person.

In connection with the 2016 Private Placement, a significant majority of the Recapitalization Investors, including the Reporting Person, executed Backstop Commitments to purchase up to 12,800,000 shares of Common Stock for an aggregate purchase price of up to $3,000,000. The Issuer called the Backstop Commitments and as of August 10, 2017 closed on the issuance of 9,650,000 shares of Common Stock for gross proceeds of $2.3 million. The issuance of an additional 3,150,000 shares of Common Stock to the Reporting Person pursuant to its Backstop Commitment for gross proceeds of $0.7 million closed on September 11, 2017.

The Reporting Person currently owns the Common Stock solely for the purpose of investment and intends to review this investment on a continuing basis. Depending on various factors, including but not limited to the Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended. Without limiting the foregoing, the Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock or continue to hold Common Stock (or any combination or derivative thereof).

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Person has no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

CUSIP No. 67059V100	13D	Page 5 of 6

ITEM 5.	Interest in Securities of the Issuer.

(a) The Reporting Person owns 6,650,000 shares of Common Stock of the Issuer or 27.2% of the outstanding shares of Common Stock. The percentage is calculated based on 22,727,112 shares of Common Stock outstanding based on information provided by the Issuer and 1,750,000 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock owned by the Reporting Person.

(b) The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares, or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power Of Disposition	Shared Voting And Power of Disposition
Boyalife Investment Fund I, Inc.	6,650,000	6,650,000	0

(c) Except as set forth in Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Person.

(d) No persons other than the Reporting Person has the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 67059V100	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  September 21, 2017

Boyalife Investment Fund I, Inc.

By: /s/Xiaochun Xu
(Signature)

Name: Xiaochun Xu
Title: President